January 16, 2020

William Ray
Chief Executive Officer
BancPlus Corporation
1068 Highland Colony Parkway
Ridgeland, MS 39157

       Re: BancPlus Corporation
           Amendment No. 1 to
           Draft Registration Statement on Form S-4
           Submitted on December 31, 2019
           CIK No. 0001118004

Dear Mr. Ray:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-4 filed December 31, 2019

Selected Public Companies Analysis , page 87

1. We note your response to our prior comment 7, and we reissue the comment. For the Selected Public Companies analyses on pages 87 and on 91, and the Selected
       Transaction analysis on page 93, disclose whether any additional companies or transactions that fit the criteria were excluded from the analyses, and explain why each company or transaction was excluded. Please provide specific detail beyond what you state in your response letter that Stephens "did not believe they were appropriate comparisons."
 William Ray
BancPlus Corporation
January 16, 2020
Page 2
Exclusive Forum, page 130

2. We note your response and revised disclosure in response to our prior comment 9 and reissue the comment in part. We note your forum selection provision identifies the
         Chancery Court of Madison County, Mississippi as the exclusive forum for certain litigation. Please explain the reference to the "federal district court forum selection clause"
         referenced in the Risk Factor, "The BancPlus bylaws," at page 71. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Bancplus
Results of Operations Comparison of Results of Operations for the Years Ended December 31,
2018 and December 31, 2017
Noninterest Expense, page 200

3. We note your response to comment 12 and your revised disclosure as it relates to other real estate expenses and losses. We understand from your accounting policy disclosures that your OREO is carried at lower of cost or fair market less cost to sell (LOCOM);
         however, your revised disclosure seems inconsistent with this policy. In this regard, if your accounting treatment is to record your OREO at LOCOM at each period end, we would not expect a spike or substantial charge-offs in any one reporting period. Please clarify your accounting treatment for your OREO assets and revise your disclosure to explain in greater detail the specific factors or actions that occurred in the fourth quarter of
         2018 that caused the substantial increase in charge-offs. Supplement your qualitative discussion, with quantification to appropriately reflect and inform investors of the magnitude of the transaction(s).
       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameWilliam Ray                                    Sincerely,
Comapany NameBancPlus Corporation
                                                                 Division of
Corporation Finance
January 16, 2020 Page 2                                          Office of
Finance
FirstName LastName